April 2011 Pricing Sheet dated April 25, 2011 relating to Preliminary Pricing Supplement No. 724 dated March 25, 2011 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in Commodities

Commodity LASERSSM due October 25, 2012
Based on the Performance of the S&P GSCI™ Grains Index–Excess Return
PRICING TERMS – APRIL 25, 2011
Issuer:	Morgan Stanley
Aggregate principal amount:	$18,210,000
Stated principal amount:	$1,000 per LASERS
Issue price:	$1,000 per LASERS (see “Commissions and Issue Price” below)
Pricing date:	April 25, 2011
Original issue date:	April 28, 2011 (3 business days after the pricing date)
Maturity date:	October 25, 2012
Underlying index:	S&P GSCI™ Grains Index–Excess Return
Payment at maturity:	$1,000 + return amount, subject to the maximum payment at maturity. This payment may be greater than, equal to or less than the stated principal amount. There is no minimum payment at maturity.
Maximum payment at maturity:	$1,280 per LASERS (128% of the stated principal amount)
Return amount:
If the index percent change is greater than the downside threshold value on each index business day during the period from but excluding the pricing date to and including the valuation date, the return amount will be an amount in cash equal to:
$1,000  x  [the greater of (i) the final index percent change and (ii) the fixed percentage]
If the index percent change is less than or equal to the downside threshold value on any index business day during the period from but excluding the pricing date to and including the valuation date, the return amount will be an amount in cash equal to:
$1,000  x  the final index percent change
In this scenario, the return amount may be negative and consequently, the payment at maturity may be less, and potentially significantly less, than the stated principal amount and could be zero.

Fixed percentage:	12%
Downside threshold value:	-25%
Index percent change:	The index percent change on any index business day is equal to: (index value – initial index value) / initial index value
Final index percent change:	The index percent change on the valuation date
Initial index value:	53.56245, which is the index value on the pricing date
Index value:	For any index business day, the official settlement price of the underlying index on such day.
Valuation date:	October 22, 2012, subject to adjustment for non-index business days and certain market disruption events.
CUSIP:	617482SZ8
ISIN:	US617482SZ80
Listing:	The LASERS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Description of LASERS––Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per LASERS	$1,000	$20	$980
Total	$18,210,000	$364,200	$17,845,800
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of LASERS purchased by that investor.  The lowest price payable by an investor is $992.50 per LASERS.  Please see the cover page of the accompanying preliminary pricing supplement for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $20.00 for each LASERS they sell.  For additional information, see “Description of LASERS––Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 724 dated March 25, 2011
Prospectus Supplement dated December 23, 2008        Prospectus dated December 23, 2008

The LASERS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.